Exhibit 99.57

Canopy Growth Applauds Action by TSX to Confirm That Listed Companies Should Not be Engaging in Federally Illegal US Cannabis Activities

TSX Staff Notice on Marijuana Validates Canopy’s Longstanding Market Strategy to Protect Investors by Conducting Business Only Where it is Federally Legal to Do So; Should Bring Clarity and Relief to Investors Seeking to Participate in Listed and Compliant Cannabis Companies

SMITHS FALLS, ON, Oct. 17, 2017 /CNW/ - Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or “the Company”) today is pleased to welcome the Staff Notice issued yesterday by the Toronto Stock Exchange (the “TSX”) confirming that “Issuers with ongoing business activities that violate U.S. federal law regarding marijuana are not complying with [listing] Requirements.”

Canopy Growth has long advocated that conducting cannabis activities in the United States is, in its view, a violation of TSX Listing Obligations. .

In a June 19, 2017 press release, the Company was clear on its position, stating: “Canopy Growth can also reassure investors, and in particular its US institutional investors, that we remain committed to only conducting business in jurisdictions where it is federally legal to do so. Canopy Growth believes that operating and investing in markets where such activity is federally illegal puts the company at risk of prosecution, puts at risk its ability to operate freely, and potentially could jeopardize its listing on major exchanges now and in the future, limiting access to capital from reputable US-based funds.”

This position was reiterated subsequently on August 4, 2017 in a further press release: “Canopy Growth believes that conducting activities which are federally illegal, or investing in companies which do, puts the company at risk of prosecution, puts at risk its ability to operate freely, and potentially could jeopardize its listing on major exchanges now and in the future, limiting access to capital from reputable US-based funds.”

While Canopy Growth has a number of partnerships with US-based companies that may themselves participate in the US cannabis market, these relationships are licensing relationships that see intellectual property developed in the United States brought into Canada, and in no manner involve Canopy Growth in any US activities respecting cannabis. The Company is confident that this Staff Notice will have no impact on its operations or listing on the TSX or the S&P TSX Composite Indexes where Canopy Growth common shares are listed.

“Today is a step in the right direction by the TSX. We take our responsibility to our shareholders seriously and as such have chosen to conduct business in jurisdictions where it is federally legal to do so,” said Bruce Linton, CEO & Chairman, Canopy Growth. “And it is a good day for the cannabis sector generally, as this will ensure our sector can operate with the credibility and professionalism institutional investors expect of companies listed in Canada”

The Company commends the decisive action taken today and encourages other regulatory bodies to follow the self-regulatory step taken by the TSX.

Here’s to Future Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include the impact of the Staff Notice on the Company and its listing on the TSX or the S&P TSX Composite Indexes, the impact of the Staff Notice on investors in the Company and the cannabis sector generally and the Company’s relationships with US-based entities. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with the TSX’s continued listing review of listed issuers in the marijuana sector; regulatory and stock exchange approvals; and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this press release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX nor its Regulation Services Provider (as that term is defined in policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2017/17/c2801.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:44e 17-OCT-17